NO ACT

DC

P.E.
12-12-07

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

07085570

December 27, 2007

RECD S.E.C.
DEC 2 7 2007
1086

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 12/27/2007

Anita Jane Kamenz
Attorney
Office of the Secretary
The Coca-Cola Company
P.O. Box 1734
Atlanta, GA 30301

Re: The Coca-Cola Company
Incoming letter dated December 12, 2007

Dear Ms. Kamenz:

This is in response to your letter dated December 12, 2007 concerning the shareholder proposal submitted to Coca-Cola by the Mary F. Morse Family Trust. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

PROCESSED
JAN 1 0 2008
THOMSON
FINANCIAL

Enclosures

cc: Mary F. Morse
Mary F. Morse Family Trust
212 Highland Ave.
Moorestown, NJ 08957-2717

The Coca-Cola Company
COCA-COLA PLAZA
ATLANTA, GEORGIA

Anita Jane Kamenz
Office of the Secretary

ADDRESS REPLY TO
P. O. BOX 1734
ATLANTA, GA 30301
404 676-2121

Rule 14a-8(h)(3)

December 12, 2007

BY HAND DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The Coca-Cola Company/Exclusion From Proxy Materials of Shareowner Proposal Submitted by Mary F. Morse

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, The Coca-Cola Company, a Delaware corporation (the "Company"), hereby notifies the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude a shareowner proposal (the "Proposal") submitted by Mary F. Morse (the "Proponent") from its proxy materials for its 2008 Annual Meeting of Shareowners (the "Annual Meeting"). The Company requests confirmation that the Division of Corporation Finance (the "Staff") will not recommend to the Commission that enforcement action be taken if the Company excludes the Proposal from its proxy materials for the Annual Meeting in reliance on Rule 14a-8(h)(3).

A copy of the Proposal and the Proponent's supporting statement are attached to this letter as Exhibit 1.

In accordance with Rule 14a-8(j), six copies of this letter and all exhibits are enclosed. In addition, a copy of this letter and the attached exhibits are being provided simultaneously to the Proponent.

The Company intends to file its definitive proxy materials for the Annual Meeting with the Commission on or about March 3, 2008.

As more fully set forth below, we believe that the Proposal may be excluded from the Company's 2008 proxy materials under Rule 14a-8(h)(3) because the Proponent failed to attend, or send a duly qualified representative to attend, the Company's 2007 Annual Meeting of Shareowners to present a prior proposal submitted to the Company by the Proponent.

THE PROPOSAL

The Proposal reads:

"I, Mary F. Morse, of 212 Highland Avenue, Moorestown, NJ 08057-2717, owner of $2000.00 or more of The Coca-Cola Company stock, held for a year, request the Board of Directors to take action regarding remuneration to any of the top five persons named in Management be limited to $500,000.00 per year, by salary only, plus any nominal perks {i.e.; company car use, club memberships] This program is to be applied after any existing programs now in force for cash, options, bonuses, SAR's, etc., plus discontinue, if any, severance contracts, in effect, are completed, which I consider part of remuneration programs.

This proposal does not affect any other personnel in the company and their remuneration programs"

Rule 14a-8(h)(3): Proponent's Failure to Present a Proposal at the 2007 Annual Meeting of Shareowners

Rule 14a-8(h)(3) provides that where a proponent of a shareholder proposal, or a duly qualified representative of the proponent, fails to attend the shareholders' meeting to present the proposal, without good cause, a company is permitted to exclude from its proxy materials all proposals submitted by that proponent for any meetings held in the following two calendar years.

The Proponent submitted a shareowner proposal to the Company which was included as Item 4 in the Company's proxy materials for its 2007 Annual Meeting of Shareowners. The meeting was held in Wilmington, Delaware on April 18, 2007. Neither the Proponent nor her duly qualified representative was present at the meeting to present the proposal. The Proponent did not have "good cause" for not attending or being represented by a qualified representative at the 2007 Annual Meeting of Shareowners. As a result, consistent with Rule 14a-8(h)(3), the Company believes that the Proposal may be excluded from the Company's proxy materials for the Annual Meeting. Additionally, as provided in *Staff Legal Bulletin No. 14* (July 13, 2001), specifically Section C.4(c) of the bulletin, the Company concurrently requests confirmation from the Staff that any shareowner proposals received from the Proponent for the Company's 2009 Annual Meeting of Shareowners may also be excluded from the Company's proxy materials for such meeting.

The Staff has consistently allowed companies to exclude shareowner proposals in reliance on Rule 14a-8(h)(3) because of a proponent's failure to appear or send a representative to an annual meeting to present a proposal absent good cause. *See, e.g.*, *Caterpillar Inc.* (Mar. 19, 2007); *Wm. Wrigley Jr. Company* (Dec. 5, 2006); *Eastman Kodak Company* (Jan. 30, 2006); *Community Health Systems, Inc.* (Jan. 25, 2006); *Entergy Corporation* (Jan. 10, 2006);

Wm. Wrigley Jr. Company (Nov. 21, 2005); *Hudson United Bancorp* (Oct. 6, 2005); *Eastman Kodak Company* (Jan. 5, 2005); *The Coca-Cola Company* (Dec. 22, 2004).

The Proponent may offer health-related or medical issues as justification for her failure to attend and present her proposal at the Company's 2007 Annual Meeting of Shareowners, or as justification for her inability to attend the Annual Meeting. In this respect, in the letter accompanying the Proposal, attached as Exhibit 1, the Proponent states:

"I cannot be expected to attend but will try to be represented at the meeting by an alternate selection, if any become known to me.

For the past three years, my close presence at home to attend my medical needs has escalated and the S.E.C. has been so advised as a "valid reason" for non-attendance."

The Staff has previously ruled that health-related or medical issues do not constitute "good cause" for failure to appear. See *J.C. Penney Company, Inc.* (Feb. 13, 2004) (the Staff ruled that the proponent's explanation that he did not attend the annual meeting due to spinal, cervical, and neurological ailments which prevented him from traveling did not constitute a statement of "good cause"). In fact, the Proponent has previously made similar arguments in the past in circumstances where the Company has sought to exclude her proposals based on Rule 14-8(h)(3). See *The Coca-Cola Company* (Jan. 23, 2006). Consistent with this precedent, and based on the Proponent's failure to attend the 2007 Annual Meeting of Shareowners, the Company intends to exclude the Proposal from its proxy materials relating to the Annual Meeting.

CONCLUSION

For the foregoing reasons, the Company intends to exclude the Proposal from its proxy materials with respect to the Annual Meeting and requests confirmation that the Staff will not recommend any enforcement action to the Commission if the Company so excludes the Proposal. If the Staff grants the Company's request pursuant to Rule 14a-8(h)(3) with respect to the Proposal, the Company further requests confirmation that the Staff will not recommend any enforcement action if any proposals submitted by the Proponent are omitted from the proxy materials for the Company's 2009 Annual Meeting of Shareowners. The Company is aware of its obligations under Rule 14a-8(j) to notify the Staff and the Proponent in such event if the Staff confirms the Company's request.

If the Staff has any questions regarding this matter or requires additional information, please feel free to call me at (404) 676-2187.

Very truly yours,

Anita Jane Kamenz
Attorney

cc: Carol C. Hayes
Mary F. Morse
Mark E. Preisinger

Enclosures

Exhibit 1

Mary F. Morse Family Tr.
212 Highland Ave.
Moorestown, NJ 08957-2717

Ph: 856 235 1711
August 30, 2007

Received
SEP 26 2007
Carol C. Hayes

Office of The Secretary
The Coca-Cola Company
PO Box 1734
Atlanta, GA 30301

Dear Secretary:

I, Mary F. Morse, of 212 Highland Avenue, Moorestown, NJ 08057-2717, wish to introduce the enclosed Proposal for the Year 2008 Proxy Material. I have held.$2000.00 or more in the company's securities over one year and will continue to hold until after the next meeting date.

I cannot be expected to attend but will try to be represented at the meeting by an alternate selection, if any become known to me.

For the past three years, my close presence at home to attend my medical needs has escalated and the S.E.C. has been so advised as a "valid reason" for non-attendance.

This Proposal has been prepared by my husband, Robert, as I neither type nor use a computer.

Encl.: Proposal and Reasons

Sincerely,

Mary F. Morse Family Tr.

Mary F. Morse

Mary F. Morse Family Tr.
212 Highland Ave.
Moorestown, NJ 08957-2717

Ph: 856 235 1711
August 30, 2007

PROPOSAL

I, Mary F. Morse, of 212 Highland Avenue, Moorestown, NJ 08057-2717, owner of $2000.00 or more of The Coca-Cola Company stock, held for a year, request the Board of Directors to take action regarding remuneration to any of the top five persons named in Management be limited to $500,000.00 per year, by salary only, plus any nominal perks {i.e.; company car use, club memberships] This program is to be applied after any existing programs now in force for cash, options, bonuses, SAR's, etc., plus discontinue, if any, severance contracts, in effect, are completed, which I consider part of remuneration programs.

This proposal does not affect any other personnel in the company and their remuneration programs

REASONS

Ever since about Year 1975, when "Against" was removed from "Vote for Directors" box, and no other on the Proxy Vote, and the term "Plurality" voting was contrived, shareowners have lost the "Right of Dissent", which is unconstitutional. No reason given, but the result has been that any Management nominee for Director was elected, even if only one "For" vote was received. This is because "Abstain" and "Withheld" are not deducted from "For". In response, Directors have awarded remuneration to those whom nominated them, to the point of being excessive and still escalating. Millions of dollars of shareowners assets are diverted for the five top Management, year after year, until their retirement or they "Jump Ship" for another company's offer. It is seldom proven to have been "earned" by their efforts, rather than the product or services.

The limit of one half million dollars in remuneration is far above that needed to enjoy an elegant lifestyle. These funds might better be applied to dividends. The savings in elimination of personnel needed to process all previous programs could be tremendous. Plus savings on lengthy pages reporting the process in the Report, a help for the National Paperwork Reduction Act.

This can all be accomplished by having Directors eliminate all Rights, Options, S.A.R.'s, retirement and severance, etc. programs, relying on $500.000.00 to be adequate, and Management buying their own stock and retirement programs, if desired.

It is commendable that AT&T, ExxonMobil, Ford Motor [1st], perhaps others, have already returned "Against" as requested.

Thank you, and please vote "YES" for this Proposal. It is for Your benefit !

Mary F. Morse

Mary F. Morse

Client Services

Client Services / Register Watch / Holder Search / Balances

Company Name:	THE COCA-COLA COMPANY
Holder Name:	MARY F MORSE TR UA 09/23/93 MARY F MORSE FAMILY TRUST
Holder Identifier:	C0002686121
Alternate Id:	34178053
Today's Date:	01 Oct 2007

Holder Address

Address 212 HIGHLAND AVE
MOORESTOWN NJ 08057-2717
UNITED STATES

Balances as of 01 Oct 2007

Select Date: 01 Oct 2007 »

Share Class	Register	Balance	Price	Value
COMMON STOCK	Certificated	8,000	US$57.47	US$459,760.00

Client Services

Client Services / Register Watch / Holder Search / Certificates

Company Name:	THE COCA-COLA COMPANY
Holder Name:	MARY F MORSE TR UA 09/23/93 MARY F MORSE FAMILY TRUST
Holder Identifier:	C0002686121
Alternate Id:	34178053
Today's Date:	01 Oct 2007

Certificates

COMMON STOCK(CUS)

Show Nil Balances ☑ **No. of Certificates to Display** 10 »

Certificate#	Issue Date	Issue Reason	Shares	Cancel or Stop Date	Cancel or Stop Reason
00983089	26 Mar 1996	TRANSFER	100		
00818783	08 Oct 1993	TRANSFER	900		
00818782	08 Oct 1993	TRANSFER	900		
00818781	08 Oct 1993	TRANSFER	900		
00818780	08 Oct 1993	TRANSFER	900		
00447982	06 Jan 1998	TRANSFER	600		
00009866	10 May 1996	STOCK SPLIT	3,700		

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 27, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Coca-Cola Company
Incoming letter dated December 12, 2007

The proposal relates to compensation.

There appears to be some basis for your view that Coca-Cola may exclude the proposal under rule 14a-8(h)(3). We note your representation that Coca-Cola included the proponent's proposal in its proxy statement for its 2007 annual meeting, but that neither the proponent nor its representative appeared to present the proposal at this meeting. Moreover, the proponent has not stated a "good cause" for the failure to appear. Under the circumstances, we will not recommend enforcement action to the Commission if Coca-Cola omits the proposal from its proxy materials in reliance on rule 14a-8(h)(3). This response will also apply to any future submissions to Coca-Cola by the same proponent with respect to an annual meeting held during calendar year 2009.

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel

END